Issuer Free Writing Prospectus dated April 11, 2014

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the preliminary prospectus supplement dated April 8, 2014 to the prospectus, dated April 8, 2014

Registration Statement on Form S-3 (File No. 333-195126)

Pricing Term Sheet

EXCO Resources, Inc.

$500,000,000

8.500% Senior Notes due 2022

This pricing term sheet supplements the preliminary prospectus supplement dated April 8, 2014 to the prospectus dated April 8, 2014 (together, the “Preliminary Prospectus”) of EXCO Resources, Inc. This pricing term sheet relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	EXCO Resources, Inc.

Security description:	8.500% Senior Notes due 2022

Distribution:	SEC Registered

Offering size:	$500,000,000

Gross proceeds:	$500,000,000

Net proceeds (before expenses):	$491,250,000

Maturity date:	April 15, 2022

Coupon:	8.500%

Interest Payment Dates:	April 15 and October 15, beginning on October 15, 2014. Interest will accrue from April 16, 2014.

Price:	100.000% of principal amount

Yield to maturity:	8.500%

Spread to Benchmark Treasury:	+611 basis points

Benchmark Treasury:	UST 1.75% due May 15, 2022

Equity Clawback:	Up to 35% at 108.500% plus accrued and unpaid interest

Until:	April 15, 2017

Optional redemption:	On and after April 15, 2017, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest:

Year	Percentage
2017	106.375%
2018	104.250%
2019	102.125%
2020 and thereafter	100.000%

Make-whole call:	T+50 bps prior to April 15, 2017

Change of control:	Putable at 101% of principal plus accrued and unpaid interest

Trade date:	April 11, 2014

Settlement:	T+3; April 16, 2014

CUSIP number:	269279 AE5

ISIN number:	US269279AE58

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

BMO Capital Markets Corp.

Senior Co-Managers:	Credit Suisse Securities (USA) LLC

ING Financial Markets LLC

UBS Securities LLC

Natixis Securities Americas LLC

Co-Managers:	Capital One Securities, Inc.

CIT Capital Securities LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

CHANGES TO THE PRELIMINARY PROSPECTUS

Ratio of earnings to fixed charges

For the year ended December 31, 2013, the Issuer’s pro forma ratio of earnings to fixed charges would have been 1.2x, after giving effect to the completion of the offering and the application of the net proceeds therefrom.

Increase in principal amount offered

The Issuer has increased the size of the offering such that the principal amount of the notes offered has increased from $400.0 million aggregate principal amount to $500.0 million aggregate principal amount.

All figures presented as giving effect to the offering, including net proceeds from the offering, cash and cash equivalents, long-term debt and total capitalization are adjusted accordingly to give effect to the increase in the offering size and an assumed use of the net proceeds to repay the term loan and a portion of the revolving commitment under the EXCO Resources Credit Agreement.

The Issuer estimates that the proceeds from this offering, after deducting estimated discounts to the underwriters and offering fees and expenses, will be approximately $490.0 million.

As of March 31, 2014, after giving effect to the completion of the offering and the application of the net proceeds therefrom and the expected borrowing base redetermination, the borrowing base under the EXCO Resources Credit Agreement would have been $875.0 million.

After giving effect to the completion of this offering and the application of net proceeds therefrom and the expected borrowing base redetermination, as of March 31, 2014, the Issuer would have had approximately $1.4 billion of total indebtedness (including the notes), of which:

•	the Issuer would have had approximately $1.3 billion of unsecured indebtedness (including the notes), which would have ranked equally with the notes; and

•	the Issuer would have had approximately $183.7 million of secured indebtedness under the EXCO Resources Credit Agreement to which the notes will be effectively subordinated, excluding $6.9 million of outstanding letters of credit, and the Issuer would have had total unused availability of approximately $684.4 million under the EXCO Resources Credit Agreement.

Capitalization

As of December 31, 2013, on an as further adjusted basis to reflect the completion of this offering and the application of net proceeds therefrom:

•	the Issuer’s cash and cash equivalents would have been $66.5 million;

•	the Issuer’s total long-term debt would have been $1.5 billion; and

•	the Issuer’s total capitalization would have been $1.9 billion.

Variable rate indebtedness and interest rate risk

As of March 31, 2014, after giving effect to the completion of the offering and the application of the use of proceeds therefrom, the Issuer expects that its total interest expense, excluding amortization of deferred financing costs and its proportionate share of interest expense for the EXCO/HGI Partnership, on an annual basis based on currently available interest rates would change by approximately $1.8 million for every 1% change in interest rates.

Description of the notes

The following changes are being made to the “Description of the notes” section of the preliminary prospectus supplement:

Certain covenants—Restricted Payments

On p. 69, the disclosure is amended by deleting the following text “; plus (E) $500.0 million” and inserting a period at the end of clause (D) on p. S-68.

The foregoing sentence on page S-69 (and elsewhere in the preliminary prospectus supplement where similar information appears) is hereby amended as follows:

“As of December 31, 2013, the total amount available under the foregoing clause (3) would have been approximately $197.5 million, or approximately $470.5 million after giving effect to the Rights Offering.”

Correlative changes to relevant sections of the Preliminary Prospectus are hereby deemed made in a manner consistent with the foregoing.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-245-8812.

This communication should be read in conjunction with the preliminary prospectus supplement, dated April 8, 2014, and the accompanying prospectus, dated April 8, 2014.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.